UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
25B, New Poly Plaza, No. 1 North Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes          ☑ No
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CHINA HYDROELECTRIC CORPORATION
FORM 6-K
China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release dated July 21, 2010

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ John Kuhns
John Kuhns, Chairman and Chief Executive Officer

Date: July 21, 2010

Exhibit 99.1
China Hydroelectric Corporation Announces Acquisition of 55.5 MW Hydroelectric Power Projects in
Yunnan Province
Company previously had announced the execution of a definitive agreement to acquire a group of hydroelectric projects called the “Minrui Projects.”
NEW YORK, July 21 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced that it has consummated the previously announced acquisition of 100% of the Minrui projects totaling 55.5 MW of installed capacity in Yunnan province of the PRC.
The purchase price for the projects was US $59.3 million (RMB 404.9 million) paid in the form of US $17.1 million (RMB 116.5) in cash and the balance in the form of a seller note, all or a portion of which may be refinanced with non-recourse bank debt from local Chinese banks. The Company had announced the execution of the definitive agreement for this acquisition on May 11, 2010. This purchase provides for the addition of three projects: i) the Aluhe project, with an installed capacity of 12.6 MW; ii) the Latudi project, with an installed capacity of 18.9 MW; and iii) the Zilenghe project, with an installed capacity of 24 MW.
Pursuant to the previously announced Loan Framework Agreement with the Bank of China’s Fujian Branch, approval for a $13.2 million (RMB 90.0 million) loan, which will assist in financing the acquisition, has been granted for the acquisition of the Latudi project (18.9 MW). The lending terms are as follows: 18 year term at a floating rate just below China’s central bank benchmark. The amount represents 64% of the total enterprise value of the project. The Company is currently also seeking to finalize lending arrangements for the other two projects, Aluhe and Zilenghe.
The Company continues to work towards the consummation of the previously announced pending acquisition of the 44 MW Xiaopengzu project, also in Yunnan province, as well as on finalizing the acquisition of the Taiyu projects for which the Company has entered into a memorandum of understanding. As announced previously, the Company has made down payments with respect to the Taiyu projects memoranda, which include penalties to the sellers for cancellation. Subject to the satisfactory completion of its due diligence review, the Company expects to enter into definitive agreements to acquire and finance these projects in the near term.
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is an owner, consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and development opportunities and acquire, and in some cases construct, small hydroelectric power projects in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns sixteen operating hydropower projects (consisting of 19 operating stations) in China with total installed capacity of 451.5 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com .
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:
Company:
China Hydroelectric Corporation
  Mary Fellows, EVP and Secretary
  Phone: +1-860-435-7000
  Email: mfellows@chinahydroelectric.com
Investor Relations:
HC International, Inc.
  Scott Powell
  Phone: +1-917-721-9480
  Email: scott.powell@hcinternational.net